
September 19, 2012

Via E-mail
Anthony Alexander
President and Chief Executive Officer
FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308

> **Re: FirstEnergy Corp.**
> **FirstEnergy Solutions Corp.**
> **Ohio Edison Company**
> **The Cleveland Electric Illuminating Company**
> **The Toledo Edison Company**
> **Jersey Central Power & Light Company**
> **Metropolitan Edison Company**
> **Pennsylvania Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File Nos. 333-21011, 0-53742, 1-02578, 1-02323, 1-03583, 1-03141, 1-00446,**
> **and 1-03522**

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. Our review encompassed the parent company, and the other subsidiary registrants listed on the facing page of your Form 10-K. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the

extent a comment is applicable to more than one registrant; please address the issue separately for the affected reporting subsidiary.

Item 7. Management's Discussion and Analysis of Registrant and Subsidiaries, page 45

2.   Tell us what consideration you gave to providing insight into the long term variability of your revenue and net income. In this regard, it appears sensitivity analysis could be provided with respect to how changes in wholesale power prices impact your revenue and profitability. We understand hedging strategies could mitigate some of the adverse changes in power prices, although it remains unclear from your disclosure how changes in power prices affect your revenue and profitability.

3.   Notwithstanding the preceding comment, explain to us and disclose how depressed power prices might impact your decision to operate, or not operate, your generating plants, and the related affect this could have on your results of operations.

4.   We note the disclosure on page 35 of your June 30, 2012 Form 10-Q that the NJBPU ordered JCP&L to file a base rate case using a historical 2011 test year on or before November 1, 2012. Please tell us and disclose the effect of a potential reduction in return on equity on your pretax earnings. If you believe a reduction in your authorized return on equity is remote given the Division of Rate Counsel's Petition and the NJBPU's subsequent action, please explain to us the reason(s) for your belief.   To the extent a sensitivity analysis given a certain percentage basis point reduction in return on equity could be useful, we encourage its presentation. Lastly, please consider incorporating into your disclosure the authorized and actual returns on equity for each of your regulated utility subsidiaries for the past three years.

Item 8. Financial Statements and Supplementary Data, page 129

16. Commitments, Guarantees, and Contingencies, page 245

5.   Refer to the disclosure in your filing related to the CAA Compliance matters where you state "[F]irst Energy intends to vigorously defend against the CAA matters discussed above but cannot predict the outcome or estimate the possible loss or range of loss." We note that several of the CAA Compliance matters have been ongoing for an extended period of time. In this regard, we are unclear on why you cannot reasonably estimate a loss or range of loss for these matters. Please advise us and update your disclosure as necessary.

19. Segment Information, page 264

6.   Please tell us and revise to clarify why disclosures for the 2009 operating segments have not been reclassified to conform to your current presentation. Refer to FASB ASC 280-10-50-34.

Anthony Alexander
FirstEnergy Corp.
September 19, 2012
Page 3

7.   Explain to us and disclose why you have not fully eliminated the internal revenues recognized by your competitive energy services operating segment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Andrew D. Mew

                                        Andrew D. Mew
                                        Accounting Branch Chief